IN THE MATTER OF

                      FILE NO. 70-9627

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549

       CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


       _________________________________



 Allegheny Energy, Inc.      Allegheny Energy Supply Company, LLC
 10435 Downsville Pike       4350 Northern Pike
 Hagerstown, MD 21740        Monroeville, PA 15146-2841

 The Potomac Edison Company  Allegheny Energy Service Corporation
 (d/b/a Allegheny Power)     10435 Downsville Pike
 10435 Downsville Pike       Hagerstown, Maryland 21740
 Hagerstown, Maryland 21740

      __________________________________










         THIS IS TO AMEND THE RULE 24 CERTIFICATION DATED MARCH 27, 2001 AND TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

     Item 1 is amended to read:

  1.    Pursuant to Holding Co. Release No. 27205 issued  in
     File No. 70-9627, the Potomac Edison Company, on August 1, 2000, transferred certain of its Generating Assets at book value to its affiliate Allegheny Energy Supply Company, LLC. The term "Generating Assets" did not include Potomac Edison's 100% interest in the Luray, Newport, Shenandoah,
     and Warren hydroelectric   generating stations located in
     Virginia or the Riverton property, which together represent less than 1% of the total net book value.

          This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.


                                       ALLEGHENY ENERGY, INC.

                                       /s/ MARLEEN BROOKS

                                       Marleen Brooks
                                       Secretary of Allegheny Energy, Inc.




Date: June 27, 2001